
Mail Stop 3233

February 24, 2017

Via E-mail
Stephen W. Theriot, Treasurer
JBG SMITH Properties
2345 Crystal Drive
Suite 1100
Arlington, VA 22202

>   **Re:** **JBG SMITH Properties**
>   **Form 10-12B**
>   **Filed January 24, 2017**
>   **File No. 001-37994**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your presentation of JBG Smith Share of financial information and operating metrics throughout the filing and that JBG Smith Share refers to your ownership percentage of consolidated and unconsolidated assets. Please revise your disclosure to address the following:
    a. Provide clear disclosure of your relationship to the consolidated and unconsolidated investees and explain how the pro-rata information was derived;
    b. Explicitly disclose that the company does not control the unconsolidated investees and does not have legal claim to the unconsolidated investees assets, liabilities, revenue and expenses; and
    c. Clearly explain any limitations of the proportional data, including discussion of the economics of the unconsolidated investee and any differences that could exist

                between your stated ownership percentage and your interest in the underlying economics of the investee.

        d. As it relates to your operating metrics, provide separate metrics for both consolidated and unconsolidated investees.

2. We note that the separation/spin-off is not being registered under the Securities Act. We also note that JBG SMITH was formed on October 27, 2016 and that on the business day following the separation, a combination will occur in which JBG will contribute certain of its assets to JBG SMITH including its management business. Please tell us how the transaction meets each condition of Staff Legal Bulletin No. 4 and explain whether the separation and combination should be viewed as a single transaction for purposes of SLB No. 4.

3. Please revise to clearly disclose whether the 26% of shares to be held by JBG investors and management will be the shares issued in the private placement as part of the combination between JBG and JBG Smith.

Proven Platform for Value Creation … page 15

4. We note your disclosure regarding gross asset value. Please note that this type of performance information should be disclosed elsewhere in the document rather than in the summary. Also include an explanation on how gross asset value was determined and any adverse business developments experienced by the JBG Parties.

Structure and Formation of JBG SMITH, page 23

5. We note that you have arranged a revolving credit facility upon completion of the separation and distribution. Please identify the entity with which you have arranged the facility and disclose the amount that will be available under the facility. Additionally, please file this agreement in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file it.

6. We note your organizational chart on page 25. Please revise to disclose the percentage of ownership after the spin-off and business combination.

Development, Management, and Other Service Revenues Table, page 179

7. We note your presentations of pro rata share of total development, management and other service revenues and pro forma pro rata net tangible assets (liabilities), which appear to be a non-GAAP presentations. Please further explain to us what these measures represent and how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

Outstanding Indebtedness Table, page 180

8.   We note your presentation of consolidated and unconsolidated indebtedness at JBG
        SMITH Share. Please explain to us what these measures represent and how they
        reconcile to the total consolidated indebtedness and unconsolidated indebtedness.

Industry Overview and Market Opportunity, page 193

9.   We note your disclosure on page 193 that the information in this section was derived
        from the market study prepared for you by JLL. Please provide us with a copy of the
        relevant portions of this study which you relied upon for your disclosure. Please mark the
        materials to specifically identify the portions that support your disclosure. Please note that
        the requested information should be filed as EDGAR correspondence or sent in paper form
        accompanied by a cover letter indicating that the material is being provided pursuant to
        Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon
        completion of the staff review process.

Management, page 206

10.   We note that in the Form 8-K filed by Vornado Realty Trust on February 13, 2017, it
        states that Mr. Theriot will serve as your chief financial officer. Please provide the
        disclosure required by Item 401 of Regulation S-K.

11.   For each named executive officer, key personnel member, or director, please ensure that
        you provide the specific month and year each individual´s employment started and ended
        with each entity referenced. If an individual assumed a different position during their
        tenure with a particular entity, please provide this date as well. For example only, please
        provide this disclosure regarding Mr. Forman. Please ensure that you disclose all entities
        an individual worked at over the last five years. Please refer to Item 401of Regulation S-
        K.

12.   Please clarify whether the individuals currently employed by Vornado will continue to
        hold those positions after the spin-off.

The Separation and the Combination, page 236

13.   We note your disclosure on page 244 that the equity value of each of the Included
        Properties was agreed to by the parties. Please describe in greater detail how the equity
        value was determined for the Included Properties or Included Assets.

Combined Statement of Revenues and Expenses from Real Estate Operations, Page F-45

14.   We note from you disclosure on page 100 that the acquisition of JBG Included Assets

(including JBG Operating Partners) will be accounted for as a single integrated transaction. Please tell us how you determined it was not necessary to include Rule 3-05 financial statements for your acquisition of JBG Included Assets (including JBG Operating Partners).

Note 3 Summary Table (Unaudited), page F-50

15.   Please revise the table to include financial information for your less than 100% owned properties that will not be consolidated. Include a similar revision to the table on page F-68.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: William G. Farrar, Esq. (*via e-mail*)